Exhibit 3.1

AMENDMENT NO. 1 TO THE AMENDED AND RESTATED BYLAWS

OF

WELLS REAL ESTATE INVESTMENT TRUST II, INC.

Pursuant to Article XIII of the Bylaws of Wells Real Estate Investment Trust II, Inc. (the “Corporation”), the Bylaws of the Corporation are hereby amended by deleting Section 2.02 of Article II of the Bylaws in its entirety and inserting the following in lieu thereof:

“Section 2.02. ANNUAL MEETING. During the year 2007 an annual meeting of the stockholders for the election of directors and the transaction of any business within the powers of the Corporation shall be held on a date and at the time set by the board of directors during the month of September within a reasonable period (not less than 30 days following delivery of the annual report). In all years subsequent to 2007 an annual meeting of the stockholders for the election of directors and the transaction of any business within the powers of the Corporation shall be held on a date and at the time set by the board of directors during the month of July and within a reasonable period (not less than 30 days following delivery of the annual report).”